Notice of Exempt Solicitation

Name of Registrant: Amazon, Inc.

Name of Person Relying on Exempt Solicitation: Oxfam America

Address of Person Relying on Exempt Solicitation: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Oxfam America urges you to vote FOR Item 20, the proposal on the Policy to Include Hourly Associates as Director Candidates, at Amazon’s annual meeting of shareholders on May 24, 2023.

I. Summary of Resolution

RESOLVED, that shareholders of Amazon.com, Inc. (“Amazon”) urge the board to adopt a policy of promoting significant representation of employee perspectives among corporate decision makers by requiring that the initial list of candidates from which new board nominees are chosen (the “Initial List”) by the Nominating and Governance Committee include (but need not be limited to) hourly employees. The Policy should provide that any third-party consultant asked to furnish an Initial List will be requested to include such candidates.

Supporting Statement

•	Retailers such as Amazon can benefit operationally and financially from employee representation on the Board of Directors.
•	Amazon can mitigate its struggling public perception in relation to its poor treatment of hourly employees by allowing their voices to be included on the board. Including a worker on the board would improve the companies labor practices before they turn into public relations crises by enabling employees to raise concerns internally and positively impact the board’s decision-making related to human capital and working conditions.
•	Increased worker voice into board decisions generates workforce inclusivity and social cohesion, a major predictor of retention and productivity.

II. Arguments in Favor of a “For” Vote

A.	Introduction

There is an increasing push by labor experts, legislators, and companies to include employees - particularly hourly-wage workers-on corporate boards to promote long-term sustainability.1 Governing a company without meaningful employee input contributes to “stagnant wages, runaway executive compensation and underinvestment in research and innovation.”2

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

Employees’ perspectives are valuable to boards. The Council of Institutional Investors recently conducted a survey on employee access to boards at S&P100 companies, and found growing support for explicit policies that encourage director interaction with employees as a way for boards to better understand and oversee corporate culture:3 half had policies specifically granting board members access to all employees,4 and more than one-third (36%) of respondent companies detailed a formal or informal process by which boards interact with employees.5

Employee board representation grows company value in several ways. According to the National Bureau of Economic Research, giving workers formal control rights boosts capital formation.6 Additionally, studies have found that non-US companies with worker representatives on their boards created 9% more wealth for their shareholders than comparable companies without board-level worker representation.7

Furthermore, engaging productively with employees allows companies not only to avoid the negative press that is already damaging Amazon’s reputation – as will be explored in part C below – but also to prepare for economic downturns.

While the company claims it has internal programs to ensure worker voices are heard, they remain inadequate mechanisms to surface worker grievances, and efforts to communicate this to the company have largely gone unheeded. Examples of inadequate mechanisms that Amazon points to include:

•	“Connections” is a worker survey that delivers aggregated data to employee managers. It does not include a mechanism for ensuring information is shared up beyond middle management, let alone to Director-level leadership. Similarly, there is no mechanism for ensuring transparency of the data these surveys collect.
•	“Voice of Associate Boards” is a mechanism workers may use to report concerns to managers; it is neither a tool for amplifying worker voice nor empowering workers to identify and address potential risks. It does not include a mechanism for ensuring redress for a grievance or escalation of significant concerns (e.g., health and safety) to upper management or Board of Directors level oversight.
•	Amazon’s Ethics Line lacks sufficient transparency. There is no mechanism for the company to disclose information related to the cases reported to it which risks silencing rather than amplifying worker voices.

Indeed, the company itself recognized the deficiency of these mechanisms for addressing worker concerns when it rolled out “a new system to help its warehouse workers connect with a human — rather than a chatbot — when they had questions about things like time cards or time off” in August 2022.8 Unfortunately, in a round of corporate layoffs just four months later those very “teams meant to assist warehouse workers with everything from terminations to protected leave to questions about day-to-day operations” were among the first to be cut.9

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

B.	Benefits of Employee Voice on Board

There is evidence that companies in which employee representatives have a seat on the board perform better–including higher profits, capital market valuation, employee development, and investments in capital and R&D–than companies without a model of shared governance.10 A study found that between 2006 and 2011, cumulative shareholder returns in companies with employee representatives on boards were 28% higher than at comparable firms without workers’ participation.11 Most significantly, companies with workers on boards were better able to reduce and sometimes entirely avoid losses from the 2008 economic crisis.12 Accordingly, this model of governance has been lauded as a check against short-termist capital allocation practices.13 These findings have been replicated elsewhere, with researchers finding that bringing workers on boards with an eye toward improving workforce-management communication generated higher labor productivity, firm survival, and capital intensity.14 In another study looking at 25 EU countries, those with stronger worker participation in governance performed better in terms of labor productivity, R&D intensity, and lower strike rates.15 Similar findings were revealed in a meta-analysis that reviewed studies of 36 companies, in which researchers found a direct link between levels of employee engagement and positive business outcomes, including higher profitability, lower employee turnover, stronger safety records, higher customer satisfaction and loyalty.16 Including workers on boards appears to be a boon for companies’ bottom lines.

C.	Lack of Employee Voice at Amazon Generates Discontent and Reputational Risk

Amazon’s board lacks representation from the hourly workers who thoroughly understand daily warehouse operations; this, in turn, makes it more difficult for the board to grasp employee concerns to confront worker concerns before they develop into widely publicized labor disputes.

Women and racial minorities, which constitute a large percentage of Amazon’s hourly workers, are also comparatively underrepresented at the board level, which remains predominantly male and white.17 Less than two years after elevating Alicia Boler Davis, the fourth female and first Black woman, to the company’s senior leadership group (the “S-team”), Ms. Davis (along with one of the company’s only other Black executives) resigned,18 leaving valuable perspectives increasingly underrepresented at the company’s top levels. For this reason, giving an hourly worker an opportunity to serve on the board could elevate not only the voice of those vital hourly associates, but could also increase racial and gender representation in a manner that better reflects the make-up of Amazon’s hourly workforce.

Creating a direct line of communication between the board and employees could help prevent the frequent operational disruptions that occur from employee dissatisfaction and frustration, including strikes, protests, and other work stoppages. The historic vote to unionize at one of Amazon’s Staten Island warehouses is one of the most pronounced examples of a renewed worker resistance to the company’s “culture of fear.”19

Fewer protests and public displays of worker dissatisfaction could, in turn, shore up Amazon’s beleaguered image: Amazon has been publicly excoriated for mistreating workers, which threatens to generate brand damage and reputational risk.20 This includes highly publicized criticisms over dehumanizing working conditions, anti-union activities, and placing significant strain on taxpayers by paying so little employees must rely upon SNAP benefits (food stamps).21 The New York Times published an investigative piece detailing disastrous impacts on employees who endured the company’s chronic miscalculation of paid medical leave, leading to fiascos in which “Amazon had been shortchanging new parents, patients dealing with medical crises and other vulnerable workers on leave.”22 Employees have described workplace conditions as “hellish,”23 “grueling…[and] unsafe,”24 comments borne out by the company’s staggering 80% higher warehouse injury rate compared to rival companies.25 During peak seasons, workers recounted “horror stories of shop-working conditions” that led to workplace injuries, fear of taking time off even when coming to work was unsafe, and “grueling long hours” - being made to work six 10-hour day shifts or five 12-hour night shifts, for a total of 60 hours.26

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

Prior to COVID-19, many New York City warehouse workers called for Amazon to better address reports of high injury rates at the JKF8 facility, which were found to be three times the national average for warehouses.27 Poor labor conditions became even more pronounced during the pandemic: warehouse workers raised concerns that Amazon failed to protect them from getting sick and called for facilities with confirmed cases to be shut down. Employees expressed alarm at workplace conditions, including “dirty air filters that aren’t replaced, a visibly ill colleague who vomited in the bathroom–even after passing the mandatory temperature checks…and workers standing close together….It’s like I’m risking my life for a dollar.”28 These concerns spurred employees to hold nationwide walkouts during scheduled shifts across 50 Amazon facilities,29 and to launch a public petition titled “We, Amazon Employees, Demand Coronavirus Protections!”30 It also spurred the successful unionization movement in Amazon’s Staten Island warehouse, which began with a “lack of worker protection against coronavirus.”31 Amazon unfortunately responded as it so frequently has to its workers’ attempts to have their voices heard and exercise their right to organize, taking action against the union efforts, including litigation against a successful union vote.32 But as public opinion shifts in favor of unionization,33 Amazon’s anti-union activities pose growing reputational risk, threatening shareholder value.

More recently, a highly publicized leaked internal memo warned that Amazon churns through workers so quickly that it will exhaust the labor pool in key markets for the company, like Phoenix, AZ and the Inland Empire in Southern California, a crucial logistics hub for the company by 2024.34 This internal admission of its unsustainable approach to employment damages Amazon’s reputation and further threatens its ability to recruit and retain employees.

E. Legal Risk

In addition to significant reputational and political risks, disregard for worker rights poses legal and regulatory risk. The National Relations Labor Board (NLRB) has repeatedly ruled that the company violated labor laws,35 including finding that Amazon illegally retaliated against activist employees who encouraged the company to improve its labor and environmental practices,36 and that it illegally interfered with the union election in Bessemer, Alabama.37

Amazon also faces lawsuits related to its inability to adequately address workers’ concerns. Through co-determination, we believe Amazon could prevent many recurring disputes that result in lawsuits by putting in place policies to better address concerns of hourly-wage workers. Recent lawsuits include:

•	Pregnant warehouse workers alleged that the company fired them after it failed to accommodate their needs related to their pregnancies, including longer bathroom breaks and fewer continuous hours on their feet.[38]
•	A federal lawsuit by a call center employee who says Amazon violated the Americans with Disabilities Act by firing him for “time theft” over bathroom breaks[39] necessitated by the digestive disorder Crohn’s disease.[40]
•	In April 2020, Amazon agreed to pay $11 million to settle a class action lawsuit filed by 200,000 hourly warehouse workers who alleged they should have been paid for time spent during mandatory security searches.[41]

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

•	Amazon’s California flex delivery drivers claim that the company violated California wage and hour laws by misclassifying them as independent contractors instead of employees to avoid paying them overtime and to deny them other benefits of California labor law.[42] Massachusetts Flex drivers secured a recent victory when a federal judge ordered that Amazon could not force the drivers to arbitrate their lawsuit and waive the right to participate in a class action,[43] paving the way for them to sue in federal court.
•	A warehouse worker at Amazon’s Sacramento, California shipping center filed a class action unpaid overtime lawsuit against the retailer over claims that the company denied him and others pay for overtime, time spent traveling to and from clock-in areas, and mandatory meal breaks.[44]

Additional litigation may be on the horizon: as of July 2022, the Department of Labor and federal prosecutors were inspecting Amazon warehouses in NYC, Orlando, and Chicago as part of an investigation into the company’s notably high injury rates.45

III. Conclusion

Corporate boards are better equipped to respond to the concerns of their workers if they hear their perspectives on workplace safety, compensation, benefits, and other pressing issues. Although Amazon claims it has systems that allow workers to provide feedback to management, the status quo seems not to work well, as workers continue to publicly raise concerns about workplace conditions, including through litigation and unionization efforts. Giving Amazon’s hourly workforce a voice on the company’s board could help address this gap. With this model, a culture of honest feedback regarding employees’ experiences, satisfaction levels, and insights would provide the board with insight into the struggles facing hourly employees. Amazon could benefit from integrating worker perspectives in the long-term as it would help the company avoid potential legal liability, allow for improved public perception, and increase retention of hourly workers.

We therefore urge shareholders to vote FOR Item 20.

For more information, please contact Hana Ivanhoe at hana.ivanhoe@oxfam.org.

_____________________________

1 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3476669; https://www.jstor.org/stable/2524455?seq=1

2 https://www.nytimes.com/2019/01/06/opinion/warren-workers-boards.html

3 https://www.ciiref.org/board-employee-interaction

4 Id.

5 Id.

6 http://economics.mit.edu/files/17273

7 https://www.baldwin.senate.gov/imo/media/doc/Reward%20Work%20Not%20Wealth%20Baldwin%20Staff%20Report%203.26.19.pdf (“In 2006, in the Journal of Financial Economics, two economists published research showing that the German corporate-governance system—which requires worker representation on the board of directors—ensured that corporate decision-making would benefit from valuable first-hand operation knowledge provided by workers. The result was improved firm performance: ‘[f]irms with employee representation are significantly larger with respect to sales and assets and are relatively more profitable.’ When labor represented between one-third and one-half of board seats, shareholder wealth increased by almost nine percent.”)

8 https://www.seattletimes.com/business/amazon-slashed-hr-teams-built-to-help-warehouse-workers/

9 Id.

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

10 https://www.euractiv.com/section/economy-jobs/opinion/strong-codetermination-solid-companies-an-interview-with-prof-dr-michael-wolff/. Shared governance can be defined as “a stakeholder orientation reflecting the inclusion of employee representatives on their boards of directors.” https://prospect.org/labor/codetermination-difference/

11 Id. Reviewing the 560 listed European companies, the study evaluated the effects of workers’ participation in the supervisory board and compared companies from Germany, most of which have employees on boards, with matching companies of similar size from other European countries that are active in the same sector and similarly strongly diversified, but lacking such worker representation.

12 Id.

13 https://prospect.org/labor/codetermination-difference/

14 https://www.nber.org/system/files/working_papers/w28522/w28522.pdf

15 https://www.bruegel.org/2016/10/codetermination-in-germany-a-role-model-for-the-uk-and-the-us/

16 https://www.factorhappiness.at/downloads/quellen/s17_harter.pdf, at 273.

17 https://www.seattletimes.com/business/amazon/amazon-more-diverse-at-its-warehouses-than-among-white-collar-ranks/; https://www.aboutamazon.com/news/workplace/our-workforce-data

18 https://www.cnn.com/2020/08/25/tech/amazon-first-black-executive-senior-leadership-team-bezos/index.html

19 https://www.nytimes.com/2022/04/01/technology/amazon-union-staten-island.html

20 Oxfam shared the information contained in this communication with Amazon prior to publication.

21 https://d3n8a8pro7vhmx.cloudfront.net/rwdsu/pages/480/attachments/original/1543959297/Whats_Wrong_With_Amazon_-_website.pdf?1543959297

https://time.com/5629233/amazon-warehouse-employee-treatment-robots/

22 https://www.nytimes.com/2021/10/24/technology/amazon-employee-leave-errors.html

23 https://nypost.com/2019/07/13/inside-the-hellish-workday-of-an-amazon-warehouse-employee/; https://nationalpost.com/news/canada/working-conditions-are-hell-amazon-employees-not-surprised-its-warehouses-have-seen-hundreds-of-covid-cases

24 https://fortune.com/2021/04/13/amazon-workers-union-efforts-collective-power-working-conditions-activism/

25 https://www.cnbc.com/2021/06/01/study-amazon-workers-injured-at-higher-rates-than-rival-companies.html

26 Id.

27 https://www.theguardian.com/technology/2020/feb/05/amazon-workers-protest-unsafe-grueling-conditions-warehouse

28 https://www.vox.com/recode/2020/6/29/21303643/amazon-coronavirus-warehouse-workers-protest-jeff-bezos-chris-smalls-boycott-pandemic

29 https://www.cnbc.com/2020/04/20/amazon-warehouse-workers-plan-national-coronavirus-protest.html

30 https://medium.com/@amazoniansunitednyc/we-amazon-workers-demand-coronavirus-protections-16f28ad8b15f

31 https://www.npr.org/2022/04/01/1089318684/amazon-labor-union-staten-island-election-bessemer-alabama-warehouse-workers

32 http://www.cnbc.com/2022/09/01/amazon-loses-union-effort-to-overturn-win-at-staten-island-facility.html

33 http://news.gallup.com/poll/335545/approval-labor-unions-highest-point-1965.aspx

34 https://www.theverge.com/2022/10/17/23409920/amazon-third-hires-attrition-cost-workforce; https://www.vox.com/recode/23170900/leaked-amazon-memo-warehouses-hiring-shortage.

35 In response to Oxfam, Amazon responded that it complies with the law and respects the right of its employees to join or not to join a union.

36 https://www.cnbc.com/2021/04/05/labor-board-reportedly-finds-amazon-illegally-fired-activist-workers.html

37 https://www.nbcnews.com/tech/tech-news/amazon-violated-labor-law-alabama-union-election-labor-official-finds-rcna1582

38 https://www.cnet.com/features/amazon-fired-these-7-pregnant-workers-then-came-the-lawsuits/. Many of these lawsuits were settled out of court.

39 https://www.ajc.com/news/national/amazon-sued-over-bathroom-breaks-federal-ada-lawsuit/P8BKKxEYl15vzDf6EtuaON/

40 Vance v. Amazon.com, Inc. (In re Amazon.com, Inc.), 852 F.3d 601, 606 (6th Cir. 2017).

41 In re: Amazon.com, Inc., Fulfillment Center Fair Labor Standards Act (FLSA) and Wage and Hour Litigation in relation to Saldana v. Amazon.com, LLC, No. 3:14-md-2504 (W.D. Ky., April 30, 2020); https://www.hrdive.com/news/amazon-to-pay-11m-to-settle-security-search-pay-claim/577550/#:~:text=Amazon%20has%20agreed%20to%20pay,spent%20during%20mandatory%20security%20searches

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

42 https://www.classlawgroup.com/wp-content/uploads/Complaint-Amazon-California-Flex-Driver-Lawsuit-2019.pdf?x76150

43 https://www.classlawgroup.com/wp-content/uploads/Amazon-Flex-Driver-Lawsuit-Order-on-Arbitration.pdf?x76150

44 Similar lawsuits include Malia v. Amazon.com, Inc., 2017 U.S. Dist. LEXIS 212301 (New Jersey);

Austin v. Amazon.com, Inc., 2010 U.S. Dist. LEXIS 45623 (Nevada);

https://www.overtimepaylaws.org/worker-amazon-shipping-center-sacramento-files-class-action-unpaid-overtime-lawsuit/

45 https://www.cnbc.com/2022/07/18/amazon-faces-probe-by-federal-prosecutors-osha-into-warehouse-safety.html

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.